SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2003

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), Form S-3 No. 2-98605 (Canadian Pacific Railway Company) and Form F-9 No. 333-14014 (Canadian Pacific Railway Company).

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: July 23, 2003		Signed: Robert V. Horte

	By:	Name: Robert V. Horte Title: Senior Assistant Corporate Secretary

Release: Immediate, July 23, 2003

CPR SECOND-QUARTER RESULTS SHOW GROWTH IN BUSINESS;
SPECIAL CHARGE AND HIGH FUEL PRICES REDUCE NET INCOME

CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) said today that business grew in the second quarter of 2003, however, a special charge of $150 million was largely responsible for net income declining to $29 million in the quarter, from $169 million in the second quarter of 2002. Diluted earnings per share were $0.18 in the three-month period ending June 30, 2003, compared with $1.06 in the same period of 2002.

The special charge of $150 million ($228 million before tax), announced in June, recognizes the cost of productivity measures and a write-down to fair value of under-performing assets. The charge provides for a program to eliminate 820 job positions by the end of 2005 and for a restructuring of CPR’s Northeastern U.S. network to improve its economic performance. These initiatives are aimed at getting costs in line with the new reality of high fuel prices and a stronger Canadian dollar.

Income, excluding foreign exchange gains on long-term debt and non-recurring items, which are comprised of the special charge in 2003, was $87 million in second-quarter 2003, compared with $111 million in the same period a year earlier. Diluted earnings per share on this basis were $0.55 in second-quarter 2003, compared with $0.70 in the second quarter of 2002.

“We’re pleased with the progress CPR is making on its growth strategy with freight revenues up 5 per cent prior to the effects of foreign exchange,” Rob Ritchie, President and Chief Executive Officer of CPR, said. “Volumes were up in five of CPR’s seven commodity groups, including a big surge in our intermodal business, however, our earnings were affected by higher fuel prices, a stronger Canadian dollar and increasing pension costs.

“We anticipate a rebound in bulk commodities later this year. To prepare for this rebound, we have been aggressively working on our track maintenance programs. We are also moving quickly to improve our train productivity by changing out a large part of the existing intermodal car fleet for more productive and standardized double-stack cars, and by expanding our fleet of high-capacity locomotives to run longer trains. These actions will allow us to handle the expected bulk volumes and intermodal growth in a more cost-effective manner,” Mr. Ritchie said.

Second-quarter 2003 operating income, excluding the special charge, was $191 million, compared with $219 million in the same period last year. The decline was due to the effect of persistently high fuel prices, a reduction in other revenues, and the net result of the stronger Canadian dollar. The change in the foreign exchange rate had a $31-million favourable impact on expenses incurred in U.S. dollars but reduced U.S. dollar-denominated revenues by $40 million. Excluding the special charge, CPR’s operating ratio for the second quarter this year was 79.1 per cent, compared with 76.3 per cent in the second quarter of 2002.

Revenues from freight increased to $875 million in the second quarter of 2003, from $873 million in the same period of 2002.

•	Intermodal freight generated revenue growth of $24 million, or 11 per cent, mainly on the strength of new business with major ocean container shipping companies through the Port of Vancouver. There was also growth in domestic container volumes.
•	Sulphur and fertilizer revenues were up $6 million, or 6 per cent, reflecting an increase in CPR’s market share of export potash and a stronger sulphur market.
•	A decline in revenues in the automotive, forest products and industrial products businesses was mostly attributable to the foreign exchange impact on revenues earned in U.S. dollars.

Operating expenses, excluding the special charge, were $723 million in the second quarter of 2003, compared with $704 million in the same period of 2002.

•	CPR’s fuel expense increased $15 million, or 16 per cent, reflecting high crude prices and refining margins.
•	Depreciation and amortization expense was up $8 million, or 10 per cent, largely reflecting CPR’s investments in new assets.
•	Materials expense rose $6 million, or 16 per cent, due to higher locomotive service and maintenance costs as freight volumes increased in the quarter.
•	Equipment rents expense declined $7 million, or 10 per cent, primarily due to foreign exchange rates.
•	Compensation and benefits expense remained flat as higher costs associated with inflation, pensions, fringe benefits and additional work stemming from intermodal growth were offset by lower variable incentive compensation costs and the positive impact of foreign exchange.

Other charges increased to $8 million in the second quarter of 2003, compared with income of $5 million in the same period of 2002, largely due to smaller realized foreign exchange gains on working capital denominated in U.S. dollars in the second quarter of 2003.

Interest expense declined $8 million in the second quarter of 2003, compared with the same period of 2002. The improvement reflected the benefits of lower-cost financing and the strengthening Canadian dollar.

YEAR-TO-DATE RESULTS

For the first six months of 2003, CPR’s net income was $131 million, compared with $305 million in the first half of 2002. Diluted earnings per share were $0.82 in the first half of 2003, compared with $1.91 in the same period a year earlier.

Income, excluding foreign exchange gains on long-term debt and non-recurring items, which are comprised of the special charge in 2003 and a tax settlement in 2002, for the first half of 2003 was $125 million, compared with $179 million in the first six months of 2002. On the same basis, diluted earnings per share were $0.79, compared with $1.12.

Operating income, before the special charge, was $309 million in the first half of 2003, compared with $395 million in the same period of 2002. Year-to-date, the stronger Canadian dollar had a $44-million favourable impact on expenses but reduced revenues by $59 million. Excluding the special charge, CPR’s operating ratio for the same period was 82.8 per cent, compared with 78.0 per cent.

Freight volumes were up 3 per cent in the first six months of the year. Freight revenues for the same period were $1,710 million, a $3-million decline from freight revenues in the first half of 2002. Growth of $43 million, or 10 per cent, in intermodal, and $11 million, or 5 per cent, in sulphur and fertilizers, offset declines of $28 million, or 9 per cent, in grain, $10 million, or 5 per cent, in industrial products, and $10 million, or 5 per cent, in forest products.

Operating expenses, excluding the special charge, were $1,484 million in the first half of 2003, compared with $1,403 million in the same period a year earlier. Most of this increase was due to high fuel prices, which increased fuel costs by $37 million, and due to purchased services, which were up $32 million. The increase in purchased services expense reflected sharply higher insurance premiums, a rise in derailment costs, as well as the benefit of a $15-million insurance settlement in the first quarter of 2002.

OUTLOOK

The anticipated gains in productivity, combined with the Canadian grain industry forecast for the crop to be harvested this year, are expected to mitigate the majority of the effects of sustained high fuel prices and the higher Canadian dollar. Assuming these factors remain relatively stable for the balance of the year, the company’s results should be in line with those in the second half of 2002.

NON-RECURRING ITEMS AND FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT

Non-recurring items in the second quarter of 2003 reflect a special charge of $228 million ($150 million after tax) related to eliminating 820 job positions, writing down to fair value under-performing assets, and restructuring CPR’s Northeastern U.S. network. The special charge is comprised of: a $105-million accrual ($69 million after tax) to eliminate 370 job positions in 2003, 330 in 2004, and 120 in 2005; a $116-million write-down ($75 million after tax) of CPR’s investment in its Northeastern U.S. operations to more accurately reflect the current fair value of the operations and the impact of restructuring; and a $7-million write-off ($6 million after tax) of non-beneficial assets as CPR absorbs its supply chain management subsidiary into the railway and ends its participation in an industry-wide procurement entity. In addition, CPR had a $98-million ($92 million after tax) foreign exchange gain on long-term debt, compared with the second quarter of 2002 when CPR had a $58-million ($58 million after tax) gain.

Non-recurring items in the first half of 2003 are comprised solely of the special charge. Foreign exchange gains on long-term debt were $169 million ($156 million after tax). In the first half of 2002, CPR had a $72-million income tax benefit stemming from a favourable tax court ruling related to prior years and a $54-million ($54 million after tax) foreign exchange gain on long-term debt.

Note on Non-GAAP Earnings Measures: CPR’s results, excluding (or before) foreign exchange gains and losses on long-term debt and non-recurring items as described in this news release, are presented to provide the reader with information that is readily comparable to the prior period’s results. By excluding foreign exchange gains and losses on long-term debt, the impact of volatile short-term exchange rate fluctuations, which can only be realized when long-term debt matures or is settled, is largely eliminated. By also excluding non-recurring items, the results better reflect ongoing operations at CPR. It should be noted that operating results, excluding non-recurring items and foreign exchange gains and losses on long-term debt, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, may not be readily comparable to similar measures of other companies. A reconciliation of income, excluding non-recurring items and foreign exchange gains and losses on long-term debt, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data.

This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form, and may be updated in CPR’s consolidated interim financial statements and interim Management’s Discussion and Analysis, which are filed with securities regulators from time to time. However, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or otherwise. Financial results in this news release are reported in Canadian dollars.

Canadian Pacific Railway, recognized internationally for its scheduled railway operations, is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centers of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Investment Community
Len Cocolicchio	Paul Bell
Tel.: (403) 319-7591	Vice-President, Investor Relations
Cell: (403) 650-2748	Tel.: (403) 319-3591
len_cocolicchio@cpr.ca	investor@cpr.ca

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended June 30
	2003	2002
	(unaudited)	(unaudited)

Revenues
Freight	$874.8	$873.0
Other	39.3	49.5

	914.1	922.5

Operating expenses
Compensation and benefits	277.2	277.4
Fuel	105.3	90.6
Materials	46.9	40.5
Equipment rents	63.1	69.9
Depreciation and amortization	93.2	84.8
Purchased services and other	137.7	140.3

	723.4	703.5

Operating income before special charge	190.7	219.0

Special charge for labour restructuring and asset impairment (Note 7)	228.5	—

Operating income (loss)	(37.8)	219.0

Other charges (income) (Note 5)	8.2	(5.2)
Foreign exchange gains on long-term debt	(98.3)	(57.9)
Interest expense (Note 6)	53.9	61.8
Income tax (recovery) expense	(30.5)	51.6

Net income	$28.9	$168.7

Basic earnings per share (Note 9)	$0.18	$1.06

Diluted earnings per share (Note 9)	$0.18	$1.06

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the six months
	ended June 30
	2003	2002
	(unaudited)	(unaudited)

Revenues
Freight	$1,709.7	$1,712.8
Other	83.2	85.1

	1,792.9	1,797.9

Operating expenses
Compensation and benefits	562.3	566.7
Fuel	210.9	174.2
Materials	96.9	89.0
Equipment rents	129.9	134.4
Depreciation and amortization	186.5	172.9
Purchased services and other	297.5	265.8

	1,484.0	1,403.0

Operating income before special charge	308.9	394.9

Special charge for labour restructuring and asset impairment (Note 7)	228.5	—

Operating income	80.4	394.9

Other charges (Note 5)	12.7	7.5
Foreign exchange gains on long-term debt (Note 4)	(169.1)	(54.2)
Interest expense (Note 6)	112.2	126.1
Income tax (recovery) expense	(6.6)	10.4

Net income	$131.2	$305.1

Basic earnings per share (Note 9)	$0.83	$1.93

Diluted earnings per share (Note 9)	$0.82	$1.91

See notes to interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in millions)

	June 30	December 31
	2003	2002
	(unaudited)	(audited)

Assets
Current assets
Cash and short-term investments	$49.8	$284.9
Accounts receivable	401.4	443.0
Materials and supplies	121.6	108.9
Future income taxes	72.8	72.5

	645.6	909.3

Investments	100.3	92.2
Net properties	8,140.4	8,149.3
Other assets and deferred charges	531.2	510.0

Total assets	$9,417.5	$9,660.8

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$6.7	$—
Accounts payable and accrued liabilities	910.2	984.2
Income and other taxes payable	15.9	92.6
Dividends payable on Common Shares	20.2	20.2
Long-term debt maturing within one year	10.1	400.8

	963.1	1,497.8

Deferred liabilities	667.3	654.4
Long-term debt	3,095.6	2,922.1
Future income taxes	1,214.1	1,200.1

Shareholders’ equity
Share capital	1,116.3	1,116.1
Contributed surplus	291.1	291.1
Foreign currency translation adjustments	122.3	122.3
Retained income	1,947.7	1,856.9

	3,477.4	3,386.4

Total liabilities and shareholders’ equity	$9,417.5	$9,660.8

Commitments and contingencies (Note 11).
See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended June 30
	2003	2002
	(unaudited)	(unaudited)

Operating activities
Net income	$28.9	$168.7
Add (deduct) items not affecting cash:
Depreciation and amortization	93.2	84.8
Future income taxes	(31.7)	49.3
Restructuring and impairment charge (Note 7)	228.5	—
Foreign exchange gains on long-term debt	(98.3)	(57.9)
Amortization of deferred charges	5.3	3.1
Other	—	(1.7)

	225.9	246.3

Restructuring payments	(24.1)	(27.2)
Other operating activities, net	(22.1)	(42.7)
Change in non-cash working capital balances related to operations	(73.3)	(2.8)

Cash provided by operating activities	106.4	173.6

Investing activities
Additions to properties	(168.2)	(143.8)
Other investments	(7.1)	—
Net (costs) proceeds from disposal of transportation properties	(6.2)	0.5

Cash used in investing activities	(181.5)	(143.3)

Financing activities
Dividends on Common Shares	(20.2)	(20.2)
Issuance of Common Shares	0.2	0.9
Net increase in short-term borrowing	7.2	206.3
Repayment of long-term debt	(368.0)	(398.8)

Cash used in financing activities	(380.8)	(211.8)

Cash position
Decrease in net cash	(455.9)	(181.5)
Net cash at beginning of period	505.7	502.1

Net cash at end of period	$49.8	$320.6

Net cash is defined as:
Cash and short-term investments	$49.8	$320.6

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the six months
	ended June 30
	2003	2002
	(unaudited)	(unaudited)

Operating activities
Net income	$131.2	$305.1
Add (deduct) items not affecting cash:
Depreciation and amortization	186.5	172.9
Future income taxes	(10.5)	5.7
Restructuring and impairment charge (Note 7)	228.5	—
Foreign exchange gains on long-term debt (Note 4)	(169.1)	(54.2)
Amortization of deferred charges	10.7	8.6
Other	—	(7.2)

	377.3	430.9

Restructuring payments	(46.2)	(53.6)
Other operating activities, net	(50.2)	(67.9)
Change in non-cash working capital balances related to operations	(118.3)	(103.4)

Cash provided by operating activities	162.6	206.0

Investing activities
Additions to properties	(350.5)	(204.0)
Other investments	(6.2)	0.9
Net (costs) proceeds from disposal of transportation properties	(7.4)	(3.0)

Cash used in investing activities	(364.1)	(206.1)

Financing activities
Dividends on Common Shares	(40.4)	(40.4)
Issuance of Common Shares	0.2	1.3
Net increase in short-term borrowing	7.2	206.3
Issuance of long-term debt	371.0	—
Repayment of long-term debt	(371.6)	(403.4)

Cash used in financing activities	(33.6)	(236.2)

Cash position
Decrease in net cash	(235.1)	(236.3)
Net cash at beginning of period	284.9	556.9

Net cash at end of period	$49.8	$320.6

Net cash is defined as:
Cash and short-term investments	$49.8	$320.6

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED RETAINED INCOME
(in millions)

	For the six months
	ended June 30
	2003	2002
	(unaudited)	(unaudited)

Balance, January 1	$1,856.9	$1,441.7

Net income for the period	131.2	305.1

Dividends
Common Shares	(40.4)	(40.4)

Balance, June 30	$1,947.7	$1,706.4

See notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003
(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s 2002 annual consolidated financial statements, except as discussed in Note 2, and should be read in conjunction with the annual consolidated financial statements.

2	New accounting policies

Guarantees
In February 2003, the CICA adopted Accounting Guideline 14 (“AcG 14”) “Disclosure of Guarantees.” The guideline requires disclosure of key information about certain types of guarantee contracts that require payments contingent on specified types of future events, and is effective for periods beginning on or after January 1, 2003.

Variable Interest Entities
Effective April 1, 2003, the Company adopted, on a prospective basis, CICA Accounting Guideline 15 “Consolidation of Variable-Interest Entities” (“VIE”). The guideline requires the primary beneficiary of a VIE to consolidate the VIE when the majority equity owner has not provided the VIE with sufficient funding through equity to allow it to finance its activities without relying on financial support from other parties with an interest in the VIE. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE’s expected losses, expected residual returns, or both. CPR has one VIE of which it is the primary beneficiary and which meets the criteria for consolidation. The impact of consolidating the VIE on April 1, 2003, was an increase in net properties of $193.5 million, and an increase in long-term debt of $193.5 million.

3	Future accounting changes

Hedging transactions
In November 2001, the CICA issued Accounting Guideline 13 (“AcG 13”) “Hedging Relationships,” which will be effective for years beginning on or after July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purpose of applying hedge accounting. It also deals with accounting for the discontinuance of hedge relationships.

In April 2003, the CICA approved certain revisions to AcG 13. Under the new guideline, the Company will be required to document its hedging transactions and explicitly demonstrate the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The effect on net income of adopting this guideline will be immaterial.

Asset retirement obligations
The CICA approved a new Handbook section, “Asset Retirement Obligations,” to replace the current guidance on future removal costs included in the CICA accounting standard 3061 “Property, Plant and Equipment.” The new standard is effective for years beginning on or after January 1, 2004. It requires recognition of a liability at its fair value for any legal obligation associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense on a systematic and rational basis. The standard does not allow the Company’s current practice of recognizing removal costs in excess of salvage proceeds over the life of the asset when they are not legal obligations. The effect of adopting this standard on January 1, 2004, has not yet been determined.

Stock-based compensation
The CICA issued an exposure draft in 2003 that will require companies to account for stock options at their fair value. CPR will adopt the new accounting rules on a prospective basis for options issued for years beginning in 2004. The impact is not expected to be material.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003
(unaudited)

4	Foreign exchange gains on long-term debt

Foreign exchange gains on long-term debt in the first quarter of 2003 include $4.1 million of foreign exchange losses on approximately US$250.0 million in cash. CPR designated the cash as a hedge to manage its exposure to fluctuations in the U.S. dollar related to the maturity during the second quarter of its US$250.0 million 6.875% Debentures.

5	Other charges (income)

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2003	2002	2003	2002

Amortization of discount on accruals recorded at present value	$5.3	$3.1	$10.7	$8.6
Other exchange (gains) losses	0.2	(10.7)	(2.0)	(6.2)
Charges on sale of accounts receivable	1.2	0.9	2.1	1.6
Other	1.5	1.5	1.9	3.5

Total other charges (income)	$8.2	$(5.2)	$12.7	$7.5

During the first quarter of 2002, included in “Other” above were charges related to the early redemption of CPR’s 8.85% Debentures, specifically a call premium of $17.5 million and accelerated amortization of deferred financing charges of $2.5 million, which were largely offset by $20.0 million of interest income on an income tax settlement related to prior years.

6	Interest expense

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2003	2002	2003	2002

Interest expense	$55.7	$65.9	$115.3	$133.8
Interest income	(1.8)	(4.1)	(3.1)	(7.7)

Total interest expense	$53.9	$61.8	$112.2	$126.1

7	Special charge for labour restructuring and asset impairment

In the second quarter of 2003, CPR recorded a special charge of $228.5 million for restructuring and write-down of unproductive assets. This was comprised of a charge of $105.5 million to accrue for labour liabilities resulting from a company-wide productivity-driven staff reduction initiative and the future rental payments for leased space no longer being used by the company as a result of the staff downsizing; and a $116.1 million write-down to fair market value of the assets of CPR’s Northeastern U.S. subsidiary, Delaware and Hudson Railway, Inc. (“D&H”), including a $21.8-million accrual for the impact of the labour restructuring. The special charge also includes a write-off of two non-beneficial investments, a supply-chain management subsidiary and an investment in an industry-wide procurement entity, totalling $6.9 million.

The reductions in staff will be completed by the end of 2005, however, ongoing payments of termination benefits to certain employees are expected to continue to 2009.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003
(unaudited)

8	Restructuring and environmental remediation

At June 30, 2003, the provision for restructuring and environmental remediation was $513.0 million (June 30, 2002 — $489.5 million). This provision primarily includes labour liabilities for restructuring plans including those discussed in Note 7, “Special charge for labour restructuring and asset impairment.” These payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.

Set out below is a reconciliation of CPR’s liabilities associated with its plans for restructuring and its environmental remediation program:

Three months ended June 30, 2003

	Opening Balance April 1 2003	Accrued	Payments	Amortization of Discount	Foreign Exchange Impact	Closing Balance June 30 2003

Labour liability for termination plans	$289.7	125.3	(17.3)	3.1	(4.0)	$396.8
Other non-labour liabilities for exit plans	14.3	2.0	(3.7)	0.1	(1.0)	11.7

Total restructuring liability	304.0	127.3	(21.0)	3.2	(5.0)	408.5

Environmental remediation program	111.1	—	(3.1)	0.1	(3.6)	104.5

Total restructuring and environmental remediation liability	$415.1	127.3	(24.1)	3.3	(8.6)	$513.0

Six months ended June 30, 2003

	Opening Balance January 1 2003	Accrued	Payments	Amortization of Discount	Foreign Exchange Impact	Closing Balance June 30 2003

Labour liability for termination plans	$310.3	125.3	(36.9)	6.3	(8.2)	$396.8
Other non-labour liabilities for exit plans	16.0	2.0	(5.1)	0.2	(1.4)	11.7

Total restructuring liability	326.3	127.3	(42.0)	6.5	(9.6)	408.5

Environmental remediation program	115.5	—	(4.2)	0.1	(6.9)	104.5

Total restructuring and environmental remediation liability	$441.8	127.3	(46.2)	6.6	(16.5)	$513.0

The amount accrued is included in the special charge to income while the amortization of the discount and foreign exchange are charged to income as other charges.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003
(unaudited)

9	Earnings per share

At June 30, 2003, the number of shares outstanding was 158.5 million.

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPRL shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2003	2002	2003	2002

Weighted average shares outstanding	158.5	158.4	158.5	158.4
Dilutive effect of stock options	0.8	1.3	0.7	1.2

Weighted average diluted shares outstanding	159.3	159.7	159.2	159.6

(in dollars)

Basic earnings per share	$0.18	$1.06	$0.83	$1.93
Diluted earnings per share	$0.18	$1.06	$0.82	$1.91

10	Stock-based compensation — additional disclosure

In 2003, under CPR’s stock option plans, the Company issued 1,638,580 options to purchase Common Shares at prices ranging from $31.45 to $32.82 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 531,740 SARs were issued at similar exercise prices.

During 2003, 16,700 options and 8,350 tandem SARs issued since January 1, 2002, were forfeited. The exercise prices of the options and tandem SARs forfeited ranged from $30.50 to $31.45 per share.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003
(unaudited)

10	Stock-based compensation — additional disclosure (continued)

These options granted do not result in a charge to net income, as the exercise price equals the market price at the grant date. Had CPR used the fair value method, the fair value of options would have been amortized to compensation expense over the vesting period of the options. Under the fair value method, CPR’s pro forma basis net income and earnings per share would have been as follows:

		For the three months		For the six months
		ended June 30		ended June 30
		2003	2002	2003	2002

Net income (in millions)	As reported	$28.9	$168.7	$131.2	$305.1
	Pro forma	$27.7	$167.9	$129.4	$303.9

(in dollars)

Basic earnings per share	As reported	$0.18	$1.06	$0.83	$1.93
	Pro forma	$0.17	$1.06	$0.82	$1.92

Diluted earnings per share	As reported	$0.18	$1.06	$0.82	$1.91
	Pro forma	$0.17	$1.05	$0.81	$1.90

Under the fair value method, the pro forma fair value of options at the grant date calculated using the Black-Scholes option-pricing model is estimated to be $9.3 million for options issued in 2003 (2002 — $8.0 million). The weighted average assumptions were approximately:

	For the six months ended June 30
	2003	2002

Expected option life (years)	4.44	4.50
Risk-free interest rate	4.23%	4.89%
Expected stock price volatility	30%	30%
Expected annual dividends per share	$0.50	$0.51

11	Commitments and contingencies

Guarantees
In the normal course of operating the railway, the Company enters into contractual arrangements that involve providing certain guarantees which extend over the term of the contracts. These guarantees include, but are not limited to:

•	Residual value guarantees on operating lease commitments of $58.3 million at June 30, 2003;
•	Guarantees to pay other parties in the event of the occurrence of specified events, including damage to equipment or properties, in relation to assets used in the operation of the railway through operating leases, rental agreements, easements, trackage and interline agreements; and
•	Indemnifications of certain tax-related payments incurred by lessors.

The maximum amount that could be payable under these guarantees cannot be reasonably estimated due to the nature of certain of these guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At June 30, 2003, these accruals amounted to $8.3 million.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003
(unaudited)

12	Consolidated financial ratios

The following ratios are provided in connection with CPR’s continuous offering of Medium-Term Notes, and are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in Canada. The asset coverage ratios are calculated at the dates indicated, and the interest coverage ratios are for the 12-month period then ended.

	June 30	December 31
(times)	2003	2002

Interest coverage on long-term debt
Interest coverage on long-term debt before non-recurring items and foreign exchange on long-term debt	2.8	3.0
Interest coverage on long-term debt after non-recurring items and foreign exchange on long-term debt	2.7	3.4

Net tangible asset coverage on long-term debt
Before the effect of future income taxes	2.5	2.4
After the effect of future income taxes	2.1	2.0

13	Subsequent events

The Company issued $350 million in Medium-Term Notes for settlement on July 2, 2003, with a coupon rate of 4.9% due June 15, 2010. The proceeds received from the transaction were $324.8 million, incorporating a $23.3-million loss paid to settle interest rate locks on $200 million of long-term debt. The interest rate locks were accounted for as a cash flow hedge and will now be amortized over the seven-year life of the issue.

On July 2, 2003, the Company entered into cross-currency, fixed to floating interest rate swap agreements of $105 million which will convert a portion of the $350 million in Medium-Term Notes to floating rate US dollar-denominated debt. The Company will apply hedge accounting to the cross-currency, fixed to floating interest rate swap agreements.

The following table discloses the terms of the agreements:

Expiration	June 15, 2010

Principal swapped (Paying Cdn$ millions)	$105.0
Principal swapped (Receiving US$ millions)	$77.3

Fixed receiving rate	4.9%
Variable paying rate(1)	1.6%

(1)	Based on US three-month LIBOR.

On July 1, 2003, the Company entered into an agreement to acquire US$67 million of equipment in the third quarter, which it expects to transfer to a financial leasing company with which it will enter into an operating lease.

14	Reclassification

Certain prior year’s figures have been reclassified to conform with the presentation adopted in 2003.

Summary of Rail Data

Second Quarter					Year-to-date

2003	2002	Variance	%		2003	2002	Variance	%

				Financial (millions, except per share data)
				Revenues
$874.8	$873.0	$1.8	0.2	Freight	$1,709.7	$1,712.8	$(3.1)	(0.2)
39.3	49.5	(10.2)	(20.6)	Other	83.2	85.1	(1.9)	(2.2)

914.1	922.5	(8.4)	(0.9)		1,792.9	1,797.9	(5.0)	(0.3)

				Expenses(1)
277.2	277.4	(0.2)	(0.1)	Compensation and benefits	562.3	566.7	(4.4)	(0.8)
105.3	90.6	14.7	16.2	Fuel	210.9	174.2	36.7	21.1
46.9	40.5	6.4	15.8	Materials	96.9	89.0	7.9	8.9
63.1	69.9	(6.8)	(9.7)	Equipment rents	129.9	134.4	(4.5)	(3.3)
93.2	84.8	8.4	9.9	Depreciation and amortization	186.5	172.9	13.6	7.9
137.7	140.3	(2.6)	(1.9)	Purchased services and other	297.5	265.8	31.7	11.9

723.4	703.5	19.9	2.8		1,484.0	1,403.0	81.0	5.8

190.7	219.0	(28.3)	(12.9)	Operating income before special charge	308.9	394.9	(86.0)	(21.8)

8.2	(5.2)	13.4	—	Other (income) charges	12.7	7.5	5.2	69.3
53.9	61.8	(7.9)	(12.8)	Interest expense	112.2	126.1	(13.9)	(11.0)
41.2	51.3	(10.1)	(19.7)	Income tax expense before non-recurring items and foreign exchange gains on long-term debt(2)	58.9	82.3	(23.4)	(28.4)

87.4	111.1	(23.7)	(21.3)	Income before non-recurring items and foreign exchange gains on long-term debt(2)	125.1	179.0	(53.9)	(30.1)

				Foreign exchange gains on long-term debt (FX on LTD)
98.3	57.9	40.4	—	FX on LTD	169.1	54.2	114.9	—
(6.7)	(0.3)	(6.4)	—	Income tax on FX on LTD	(12.9)	(0.1)	(12.8)	—

91.6	57.6	34.0	—	FX on LTD (net of tax)	156.2	54.1	102.1	—
				Non-recurring items
(228.5)	—	(228.5)	—	Special charge for labour restructuring and asset impairment	(228.5)	—	(228.5)	—
78.4	—	78.4	—	Income tax on special charge	78.4	—	78.4	—

(150.1)	—	(150.1)	—	Special charge (net of tax)	(150.1)	—	(150.1)	—
—	—	—	—	Income tax settlement related to prior years	—	72.0	(72.0)	—

$28.9	$168.7	$(139.8)	(82.9)	Net income	$131.2	$305.1	$(173.9)	(57.0)

				Earnings per share (EPS)
$0.18	$1.06	$(0.88)	(83.0)	Basic earnings per share	$0.83	$1.93	$(1.10)	(57.0)
$0.18	$1.06	$(0.88)	(83.0)	Diluted earnings per share	$0.82	$1.91	$(1.09)	(57.1)
				EPS before non-recurring items and FX on LTD
$0.55	$0.70	$(0.15)	(21.4)	Basic earnings per share	$0.79	$1.13	$(0.34)	(30.1)
$0.55	$0.70	$(0.15)	(21.4)	Diluted earnings per share	$0.79	$1.12	$(0.33)	(29.5)

158.5	158.4	0.1	0.1	Weighted average number of shares outstanding (millions)	158.5	158.4	0.1	0.1

79.1	76.3	2.8	—	Operating ratio before special charge (%)	82.8	78.0	4.8	—
				ROCE before non-recurring items and FX on LTD
11.5	14.0	(2.5)	—	ROCE (before tax)(2)(3) (%)	11.5	14.0	(2.5)	—
7.9	9.2	(1.3)	—	ROCE (after tax)(2)(3) (%)	7.9	9.2	(1.3)	—
46.8	48.9	(2.1)	—	Net debt to net debt plus equity (%)	46.8	48.9	(2.1)	—
$182.5	$224.2	$(41.7)	(18.6)	EBIT before special charge & FX on LTD(2)(3) (millions)	$296.2	$387.4	$(91.2)	(23.5)
$275.7	$309.0	$(33.3)	(10.8)	EBITDA before special charge & FX on LTD(1)(2) (millions)	$482.7	$560.3	$(77.6)	(13.8)

(1)	Before special charge.
(2)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.
(3)	EBIT:	Earnings before interest and taxes.
	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.
	ROCE (before tax):	Return on capital employed (before tax) = EBIT (last 12 months) divided by average net debt plus equity.
	ROCE (after tax):	Return on capital employed (after tax) = earnings before interest (last 12 months) divided by average net debt plus equity.

Summary of Rail Data (Page 2)

Second Quarter					Year-to-date

2003	2002	Variance	%		2003	2002	Variance	%

				Commodity Data

				Freight Revenues (millions)
$143.1	$146.1	$(3.0)	(2.1)	— Grain	$272.1	$300.2	$(28.1)	(9.4)
117.6	123.3	(5.7)	(4.6)	— Coal	221.3	229.5	(8.2)	(3.6)
111.5	105.7	5.8	5.5	— Sulphur and fertilizers	221.6	210.5	11.1	5.3
85.0	89.6	(4.6)	(5.1)	— Forest products	171.5	181.1	(9.6)	(5.3)
94.0	102.7	(8.7)	(8.5)	— Industrial products	197.2	207.1	(9.9)	(4.8)
238.2	214.2	24.0	11.2	— Intermodal	457.2	414.3	42.9	10.4
85.4	91.4	(6.0)	(6.6)	— Automotive	168.8	170.1	(1.3)	(0.8)

$874.8	$873.0	$1.8	0.2	Total Freight Revenues	$1,709.7	$1,712.8	$(3.1)	(0.2)

				Millions of Revenue Ton-Miles (RTM)
5,228	4,942	286	5.8	— Grain	10,085	10,268	(183)	(1.8)
5,852	6,151	(299)	(4.9)	— Coal	10,824	11,306	(482)	(4.3)
4,896	4,332	564	13.0	— Sulphur and fertilizers	9,597	8,310	1,287	15.5
2,746	2,703	43	1.6	— Forest products	5,493	5,488	5	0.1
3,073	3,071	2	0.1	— Industrial products	6,331	6,171	160	2.6
6,244	5,703	541	9.5	— Intermodal	11,824	10,715	1,109	10.3
741	820	(79)	(9.6)	— Automotive	1,429	1,519	(90)	(5.9)

28,780	27,722	1,058	3.8	Total RTMs	55,583	53,777	1,806	3.4

				Freight Revenue per RTM (cents)
2.74	2.96	(0.22)	(7.4)	— Grain	2.70	2.92	(0.22)	(7.5)
2.01	2.00	0.01	0.5	— Coal	2.04	2.03	0.01	0.5
2.28	2.44	(0.16)	(6.6)	— Sulphur and fertilizers	2.31	2.53	(0.22)	(8.7)
3.10	3.31	(0.21)	(6.3)	— Forest products	3.12	3.30	(0.18)	(5.5)
3.06	3.34	(0.28)	(8.4)	— Industrial products	3.11	3.36	(0.25)	(7.4)
3.81	3.76	0.05	1.3	— Intermodal	3.87	3.87	0.00	0.0
11.52	11.15	0.37	3.3	— Automotive	11.81	11.20	0.61	5.4
3.04	3.15	(0.11)	(3.5)	Freight Revenue per RTM	3.08	3.19	(0.11)	(3.4)

				Carloads (thousands)
67.8	67.2	0.6	0.9	— Grain	132.7	136.3	(3.6)	(2.6)
93.4	93.8	(0.4)	(0.4)	— Coal	175.5	181.1	(5.6)	(3.1)
50.4	47.1	3.3	7.0	— Sulphur and fertilizers	98.4	91.7	6.7	7.3
41.9	43.6	(1.7)	(3.9)	— Forest products	84.5	87.9	(3.4)	(3.9)
62.6	68.9	(6.3)	(9.1)	— Industrial products	129.1	135.9	(6.8)	(5.0)
274.4	252.3	22.1	8.8	— Intermodal	517.7	474.8	42.9	9.0
48.0	48.1	(0.1)	(0.2)	— Automotive	93.8	89.9	3.9	4.3

638.5	621.0	17.5	2.8	Total Carloads	1,231.7	1,197.6	34.1	2.8

				Freight Revenue per Carload
$2,111	$2,174	$(63)	(2.9)	— Grain	$2,050	$2,202	$(152)	(6.9)
1,259	1,314	(55)	(4.2)	— Coal	1,261	1,267	(6)	(0.5)
2,212	2,244	(32)	(1.4)	— Sulphur and fertilizers	2,252	2,296	(44)	(1.9)
2,029	2,055	(26)	(1.3)	— Forest products	2,030	2,060	(30)	(1.5)
1,502	1,491	11	0.7	— Industrial products	1,527	1,524	3	0.2
868	849	19	2.2	— Intermodal	883	873	10	1.1
1,779	1,900	(121)	(6.4)	— Automotive	1,800	1,892	(92)	(4.9)
1,370	1,406	(36)	(2.6)	Freight Revenue per Carload	1,388	1,430	(42)	(2.9)

Summary of Rail Data (Page 3)

Second Quarter					Year-to-date

2003	2002(1)	Variance	%		2003	2002(1)	Variance	%

				Operations and Productivity

55,818	53,619	2,199	4.1	Freight gross ton-miles (GTM) (millions)	107,532	103,842	3,690	3.6
28,780	27,722	1,058	3.8	Revenue ton-miles (RTM) (millions)	55,583	53,777	1,806	3.4
10,272	9,578	694	7.2	Train-miles (thousands)	20,072	18,593	1,479	8.0

3.04	3.15	(0.11)	(3.5)	Freight revenue per RTM (cents)	3.08	3.19	(0.11)	(3.4)
2.51	2.54	(0.03)	(1.2)	Total operating expenses per RTM(2) (cents)	2.67	2.61	0.06	2.3
1.30	1.31	(0.01)	(0.8)	Total operating expenses per GTM(2) (cents)	1.38	1.35	0.03	2.2
70.42	73.45	(3.03)	(4.1)	Total operating expenses per train-mile(2) (dollars)	73.93	75.46	(1.53)	(2.0)

16,641	16,573	68	0.4	Number of active employees at end of period	16,641	16,573	68	0.4
16,507	16,410	97	0.6	Average number of active employees	15,933	15,829	104	0.7
13,898	13,888	10	0.1	Miles of road operated at end of period(3)	13,898	13,888	10	0.1

3,381	3,267	114	3.5	GTMs per average active employee (000)	6,749	6,560	189	2.9
4,016	3,861	155	4.0	GTMs per mile of road operated(3) (000)	7,737	7,477	260	3.5
674	673	1	0.1	GTMs per active locomotive per day (000)	651	685	(34)	(5.0)

5,434	5,598	(164)	(2.9)	Average train weights (tons)	5,357	5,585	(228)	(4.1)
25.7	27.5	(1.8)	(6.5)	Average train speed (mph)	25.6	27.4	(1.8)	(6.6)
170	162	8	4.9	On-line car-miles per car-day	170	161	9	5.6

1.24	1.24	0.00	0.0	U.S. gallons of fuel per 1,000 GTMs	1.29	1.26	0.03	2.4
0.95	0.76	0.19	25.0	Average fuel price excluding provincial fuel taxes	0.92	0.74	0.18	24.3
				(U.S. dollar per U.S. gallon)
69.2	66.7	2.5	3.7	Diesel fuel consumed — freight & yard	138.7	130.7	8.0	6.1
				(million U.S. gallons)

3.0	3.2	(0.2)	(6.3)	FRA personal injuries per 200,000 employee-hours	3.1	3.7	(0.6)	(16.2)
1.2	1.6	(0.4)	(25.0)	FRA train accidents per million train-miles	1.5	1.6	(0.1)	(6.3)

(1)	Prior period has been restated to conform with presentation in 2003.

(2)	Excludes special charge.

(3)	Excludes track on which CPR has haulage rights.